UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2021
Commission File Number	001-39498

LIGHTSPEED POS INC.
(Translation of registrant’s name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE
The audit report of PricewaterhouseCoopers LLP dated May 20, 2021 on the annual financial statements of the Registrant as at March 31, 2021 and 2020 and for the years then ended that is being furnished as Exhibit 99.2 to this Report on Form 6-K has been prepared in accordance with applicable professional requirements in the province of Québec, Canada. It contains certain additional information that was not required to be included in the audit report that was filed with the Securities and Exchange Commission as part of the Registrant’s Annual Report on Form 40-F.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Lightspeed POS Inc. to Participate in Upcoming Investor Conferences
99.2	PricewaterhouseCoopers LLP – Report of Independent Registered Public Accounting Firm
99.3	Amended and Restated Investor Rights Agreement, dated as of September 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed POS Inc.
(Registrant)
May 20, 2021	By:	/s/ Dan Micak
		Name:	Dan Micak
		Title:	EVP, General Counsel & Corporate Secretary
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